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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  F O R M  6 - K


  [X] Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                  GOLDCORP INC.
             ------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                         COMMISSION FILE NUMBER 1-12970




            PROVINCE OF ONTARIO                                   98770100
---------------------------------------------                -------------------
(State of other jurisdiction of incorporation                (I.R.S. Employer
or organization)                                             Identification No.)



                        SUITE 2700, 145 KING STREET WEST
                        TORONTO, ONTARIO, CANADA M5H 1J9

                                 (416) 865-0326
              (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                   Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT OF 1934.

                                            Yes [   ]         No [ X ]




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                                     FORM 27

              MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

                                 SECURITIES ACT

ITEM 1. - REPORTING ISSUER:

         GOLDCORP INC.
         SUITE 2700
         145 KING STREET WEST
         TORONTO, ONTARIO
         M5H 1J8
         ("GOLDCORP")

ITEM 2. - DATE OF MATERIAL CHANGE:

         April 29, 1999

ITEM 3. - PRESS RELEASE:

         A press release was issued in Toronto on April 29, 1999 describing the material change.

ITEM 4. - SUMMARY OR MATERIAL CHANGE REPORT

         Goldcorp announced that it was making a public offering of 5,000,000 Class A Subordinate Voting Shares and 2,500,000 Share Purchase Warrants, for gross proceeds of $50 million.

         Goldcorp also announced that it has terminated negotiations with three Canadian banks pursuant to which the banks would have provided Goldcorp with a five-year term loan of US $60 million.

ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

         Goldcorp has entered into an agreement with a syndicate of underwriters co-led by Griffiths McBurney & Partners and TD Securities Inc., together with RBC Dominion Securities Inc., under which the underwriters have agreed to purchase 5 million Units, at a price of $10.00 per Unit, for gross proceeds of $50 million. Each Unit consists of one Class A Subordinate Voting Share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire one Class A Subordinate Voting Share, at any time on or before 10 years from the date of the closing of this offering, at $20.00. Goldcorp has also granted to the underwriters an option, exercisable within 30 days of the closing of the offering, to purchase up to an additional 1 million Units at the offering price to cover over-allotments.

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         The proceeds of this offering will be principally used by Goldcorp for the development of its Red Lake Mine. The capital cost of the development is US$56 million and the construction period is 18 months.

Goldcorp has terminated the previously announced negotiation of a US$60 million term loan with three Canadian chartered banks. Goldcorp is pursuing alternative forms of financing for the balance of the capital cost of the Red Lake Mine development.

ITEM 6.  - RELIANCE ON SECTION 75(3) OF THE ACT:

         Not applicable.

ITEM 7. - OMITTED INFORMATION:

         None.

ITEM 8. - SENIOR OFFICER:

         Floriana Cipollone
         Vice President, Finance
         Tel. No. (416) 865-0326

ITEM 9. - STATEMENT OF SENIOR OFFICER:

         The foregoing accurately discloses the material change referred to herein.

         DATED at Toronto, this 30th day of April, 1999.




                                               By    /s/Floriana G. Cipollone
                                                     Vice President, Finance

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                                  [LETTERHEAD]





                                  NEWS RELEASE



                          GOLDCORP STRENGTHENS TREASURY
                           BOUGHT DEAL OF $50 MILLION
        OF CLASS A SUBORDINATE VOTING SHARES AND SHARE PURCHASE WARRANTS

Toronto, Ontario
April 29, 1999


GOLDCORP INC. (TSE/ME: G.A., G.B; NYSE: GG.A, GG) is pleased to announce today that it has entered into an agreement with a syndicate of underwriters co-led by Griffiths McBurney & Partners and TD Securities Inc., together with RBC Dominion Securities Inc., under which the underwriters have agreed to purchase 5 million Units, at a price of $10.00 per Unit, for gross proceeds of $50 million. Each Unit consists of one Class A Subordinate Voting Share and one-half of one share purchase warrant, with each whole share purchase warrant entitling the holder to acquire one Class A Subordinate Voting Share, at any time on or before 10 years from the date of the closing of this offering, at $20.00. Goldcorp has also granted to the underwriters an option, exercisable within 30 days of the closing of the offering, to purchase up to an additional 1 million Units at the offering price to cover over-allotments.

The proceeds of this offering will be principally used by Goldcorp for the development of its Red Lake Mine. The capital cost of the development is US$56 million and the construction period is 18 months.

Goldcorp has terminated the previously announced negotiation of a US$60 million term loan with three Canadian chartered banks. Goldcorp is pursuing alternative forms of financing for the balance of the capital cost of the Red Lake Mine development.


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                                       -2-


Goldcorp is a North American-based gold producer. In addition to its high-grade Red Lake Mine, Goldcorp owns and operates the Wharf gold mine located in the Black Hills of South Dakota, and industrial mineral mines located in Saskatchewan and New Brunswick.

THE SECURITIES OFFERED HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS. THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

For further information, please contact:

Robert R. McEwen
Chairman and Chief Executive Officer
(416) 865-0326

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                                    SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           GOLDCORP INC.


                                           By    /s/Floriana G. Cipollone
                                                 Vice President, Finance
                                                 (Duly Authorized Officer)


Date:  September 3, 1999